      As filed with the Securities and Exchange Commission
                         on May 7, 2001

               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549
                   --------------------------
                           Schedule TO
                         (Rule 14d-100)
    Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
             of the Securities Exchange Act of 1934
                       (Amendment No.  1)*

              ACM Managed Dollar Income Fund, Inc.
               (Name of Subject Company (Issuer))

              ACM Managed Dollar Income Fund, Inc.
          (Name of Filing Persons (Offeror and Issuer))

             Common Stock, Par Value $.01 Per Share
                 (Title of Class of Securities)

                            000949107
              (CUSIP Number of Class of Securities)

                      Edmund P. Bergan, Jr.
                Alliance Capital Management L.P.
                   1345 Avenue of the Americas
                    New York, New York 10105
                         (212) 969-1000

  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                         With a copy to:
                  Patricia A. Poglinco, Esquire
                       Seward & Kissel LLP
                     One Battery Park Place
                    New York, New York 10004

                    Calculation of Filing Fee

    Transaction Valuation              Amount of Filing Fee
    $8,110,095.6(a)....................     $1,622.02(b)

(a) Calculated as the aggregate maximum purchase price to be paid for 1,110,972 shares in the offer, based upon the net asset value per share of $7.30 at March 29, 2001.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.




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/X/ Check the box if any part of the fee is offset as provided by
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $1,622.02
    Form or Registration No.:  Schedule TO
    Filing Party:  ACM Managed Dollar Income Fund, Inc.
    Date Filed:  April 2, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. /X/

       This Amendment Number 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 2, 2001 by ACM Managed Dollar Income Fund, Inc., (the "Fund"), relating to an offer to purchase for cash (the "Offer") up to 1,110,972 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares") amends such Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities and Exchange Act of 1934 and General Instruction H of Schedule TO:

              The Offer expired at 12:00 Midnight Eastern Time on April 27, 2001. Pursuant to the Offer, 248,723 Shares were properly tendered and not withdrawn and all of such tendered Shares were accepted by the Fund on May 3, 2001 for purchase at the price of $7.13 per Share, the net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on April 30, 2001. Payment for the Shares purchased was made on May 7, 2001. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $1,773,394.


Item 12.  Exhibits.

       The following material is hereby filed as additional exhibits to the Fund's Statement on Schedule TO:

(a)(5)(iv) Text of press release dated and issued April 30, 2001

(a)(5)(v)  Text of press release dated and issued May 3, 2001


                            SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ACM MANAGED DOLLAR INCOME FUND, INC.

                             /s/ Edmund P. Bergan
                             _____________________________
                             Name:  Edmund P. Bergan, Jr.
                             Title: Secretary
Dated: May 7, 2001







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